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                                         FOUNDED 1866



                               FEBRUARY 17, 2006



VIA HAND DELIVERY
-----------------

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention: Mr. Daniel H. Morris and Ms. Susan C. Block


              Re:  Merrill Lynch Mortgage Investors, Inc.
                   Registration Statement on Form S-3
                   Registration Statement Number 333-130408
                   Filed on December 16, 2005 (the "Registration
                   Statement")
                   ---------------------------------------------

Gentlemen:

     On behalf of Merrill Lynch Mortgage Investors, Inc. (the "Company"), we thank you for your letter of January 13, 2006 (the "Comment Letter").

     In response to your letter we have revised the base prospectus and the prospectus supplement and have also included responses to comments in circumstances where we believe additional information would be helpful. We have enclosed revised copies of the base prospectus and the prospectus supplement, in clean form and marked against the versions previously provided to you. Unless indicated otherwise, references to page numbers of the base prospectus and the prospectus supplement are to the blacklined versions of those documents.

     In making this submission on behalf of the Company, it has been our intention to respond fully to your comments in order to achieve compliance with Regulation AB and other applicable rules. If there is any other information that you require, please let us know.

General
-------

COMMENT:
--------

     1. Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable. Accordingly, if comments issued for one apply to another, make conforming revisions as appropriate. Please confirm in your response that you will comply with this instruction.


        Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 2  NEW YORK
SIDLEY


RESPONSE:

     We have responded to your comments in light of their applicability to the base prospectus and/or the prospectus supplement. To the extent comments made with respect to one document apply to the other we will make conforming revisions as appropriate.

COMMENT:
-------

     2. We note that you indicate throughout the base prospectus that you will provide such things as assets, credit enhancement or other features that were not described as contemplated in the base prospectus in the related prospectus supplement. Please see our related comments on this point throughout the letter. Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

RESPONSE:

     We have addressed your comments numbered 37, 41, 43 and 45 of the Comment Letter. We have also reviewed the form of prospectus supplement and the base prospectus that were filed as part of the Registration Statement and do not believe that any instances remain where assets, structural features, credit enhancement or other features that may be involved in any takedown off the Registration Statement have not been described in the base prospectus.

COMMENT:
-------

     3. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor have been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

RESPONSE:

     We confirm, on behalf of the Company, that the Company and any issuing entity previously established, directly or indirectly, by the Company or any affiliate of the Company have been current and timely with reporting under the Securities Exchange Act of 1934, as amended (the "Exchange Act") during the last twelve months with respect to asset-backed securities involving the same asset class.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 3  NEW YORK
SIDLEY


     No affiliate of the Company has publicly offered a class of asset-backed securities involving the same asset class (CMBS) that is the subject of the Registration Statement.

COMMENT:
-------

     4. Please expand your table of contents to list all of the various subsections in the prospectus supplement and base prospectus to assist investors locate the relevant disclosure on the offered securities. For example, we note you include a number of cross-references to subsections in the summary and elsewhere in the prospectus, however, the subsections are not provided in the table of contents. Please revise accordingly.

RESPONSE:

     We have expanded the table of contents to both the base prospectus and the prospectus supplement to list additional subsections in each of the base prospectus and the prospectus supplement.

COMMENT:
-------

     5. Please include disclosure that you will provide static pool information required by Item 1105 of Regulation AB in your next amendment or provide us your legal analysis to support why static pool information on each of the sponsor's prior securitizations for the last five years would not be material information for investors.

RESPONSE:

     It is the position of the Company, for the reasons set forth below, that static pool data is not material to investors in making their investment decisions with respect to commercial mortgage-backed securities ("CMBS") and could, in fact, be misleading.

     In securitizations of asset-types other than commercial mortgage loans (such as residential mortgage loans, credit card receivables and automobile loans), static pool data may be material because of the relatively large number of homogenous assets in a given pool underwritten to specific guidelines. In those cases, investors would be entitled to rely significantly on an assessment of the originator's underwriting guidelines to judge the credit quality of the securitized assets, based, in part, on disclosure of the underwriting criteria utilized with respect to those assets, together with disclosure of the performance of prior similar pools underwritten to those specified criteria. Further, with those other types of financial assets, it is generally the borrower's income that is expected to service the debt, rather than income from the pledged collateral. Therefore, the creditworthiness of the borrower in non-CMBS transactions is often a key factor and, therefore, a sponsor's historical and current ability to develop standardized origination and underwriting criteria designed to select creditworthy borrowers could be a key indicator in an investor's assessing the future performance of that sponsor's securitized assets.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 4  NEW YORK
SIDLEY


     In contrast to other asset-types, securitized commercial mortgage loans will typically be relatively larger, discrete, newly-originated assets. Most borrowers under the mortgage loans in a CMBS transaction are special purpose entities and the mortgage loans are non-recourse to those borrowers, rendering the borrowers' credit quality immaterial. Therefore, the debt service on a commercial mortgage loan is expected to be primarily paid from income produced by the commercial property securing that mortgage loan, and credit decisions are therefore made by an underwriter primarily by evaluating the actual or potential income of the commercial property as well as the value of the property, in light of then-current market conditions. Because CMBS transactions typically contain fewer and larger assets than securitizations of other asset types, it is important for CMBS issuers to disclose much more detailed information about each individual pooled asset. In that regard, Item 1111(b)(9) of Regulation AB requires additional loan-by-loan disclosure for commercial mortgage loans that is not required for other asset classes, and requires even more detailed disclosure for each commercial mortgage loan that comprises 10% or more of a securitized asset pool. The Company's disclosure documents frequently provide individual summary descriptions for each the 10 largest loans in a given commercial mortgage securitization, many (if not all) of which usually constitute less (and sometimes significantly less) than 10% of the related asset pool. Further, in the SEC Release relating to Regulation AB (at footnote 305), the Commission stated that "[i]n a commercial mortgage-backed securitization, given the importance of the underlying properties, we proposed a separate list of illustrative disclosure items for these assets. The proposed disclosure was consistent with similar disclosure required by existing Form S-11 for the registration of offerings of securities for certain real estate companies." Accordingly, fairly detailed information is provided for commercial mortgage loans, on a loan-by-loan basis, regarding, among other things, loan terms, property appraised value, net cash flow, debt service coverage ratios, loan-to-value ratios, property type, occupancy, location and, in the case of office and retail properties, largest tenants, together with any risk factors particular to that property or associated generally with an investment in that property type or location. As a result, investors in CMBS are and should be primarily focused on the disclosure regarding the commercial mortgage loans and the underlying properties and are and should be most concerned by the quality of the individual assets in a given pool when determining whether or not to invest in any CMBS issuance.

     Additionally, in any pool of assets with respect to a commercial mortgage securitization, the performance of any given property securing a commercial mortgage loan is heavily dependent on current market and economic conditions, including competitive conditions, related to the particular property type and location, and underwriting guidelines for commercial mortgage loans may in fact vary from year to year based on fluctuations in those market, economic and/or competitive conditions. For example, the performance of a pool comprised predominantly of hotel mortgage loans originated and underwritten at a prior time under certain economic and/or political conditions, often pursuant to underwriting guidelines particular to the particular property type and the then-current conditions, should not be relied upon by an investor as predictive of the performance of a somewhat similarly comprised pool of hotel mortgage loans originated and underwritten at a later time under a different political and/or economic climate. A sponsor's inclusion of historical static pool information regarding prior pools would be an

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 5  NEW YORK
SIDLEY


encouragement to link the performance of potentially disparate pools, where such linkage may be inappropriate.

     As further evidence of the immateriality of static pool data in CMBS, based on conversations with at least one nationally recognized statistical rating organization, we were informed that rating agencies have not considered historical performance of originators or underwriters of commercial mortgage loans in assigning ratings to CMBS, despite the fact that such information is available through the surveillance departments of rating agencies. In contrast, they do place importance on prior pool performance in assigning ratings to securities backed by other asset types, such as residential mortgage loans and credit card receivables. In CMBS, rating agencies instead review detailed asset summaries and spreadsheets on the individual mortgage loans, make inquiries regarding the nature of the individual assets, and assign ratings based on their detailed review of the creditworthiness of those individual assets.

     In particular, in the case of the Company's affiliated sponsor, Merrill Lynch Mortgage Lending, Inc. ("MLML"), its performance record for prior securitized pools of the same asset type has been strong. The Company has closed 15 CMBS transactions involving loans originated by MLML in the past 5 years, and the publicly offered certificates from those transactions have experienced no losses or rating downgrades. The mortgage loans originated by MLML have collectively experienced 0.14% delinquencies of more than 30 days and 0.11% losses (in each case calculated based on the cut-off date principal balances of the subject mortgage loans and of the related asset pools). Despite the past positive performance of the Company and MLML in CMBS transactions, the Company is concerned that the inclusion of static pool data in CMBS prospectuses (in many cases highlighting the strong performance of loans originated in the past by a sponsor) may not only be immaterial, but may actually be misleading to investors. Encouraging investors to focus on a sponsor's prior origination experience in a context where so much more empirical disclosure is available with respect to the mortgage pool backing a series of offered certificates may cause investors to improperly substitute reliance on the sponsor's track record for an independent evaluation by such investor of information that is much more directly relevant to the investment decision at hand. In connection with the foregoing, we refer you to the discussion in the Company's base prospectus, under "Risk Factors--Repayment of a Commercial or Multifamily Mortgage Loan Depends on the Performance and Value of the Underlying Real Property, Which May Decline Over Time, and the Related Borrower's Ability to Refinance the Property, of Which There Is No Assurance--The Prospective Performance of the Multifamily and Commercial Mortgage Loans to be Included in Any of Our Trusts Should be Evaluated Separately from the Performance of the Multifamily and Commercial Mortgage Loans in Any of Our Other Trusts."

     In the SEC Release adopting Regulation AB (at footnotes 252-253), the Commission has stated that "[i]n all instances disclosure was conditioned on what would be material for the particular asset class, sponsor and asset pool involved, and that disclosure for groups or factors that would not be material was not required. We recognize that under both our proposal and our final rules, there may be transactions where static pool information is not material."

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 6  NEW YORK
SIDLEY


Accordingly, in view of the diverse nature of commercial mortgage loans and the underlying mortgaged properties, the relatively high concentration of assets in CMBS transactions, the enhanced disclosure provided on an asset-by-asset basis, and the ability of CMBS investors to evaluate commercial mortgage loans in a manner similar to an evaluation of operating companies, the Company respectfully submits that the inclusion of static pool data in CMBS prospectuses is not material.

COMMENT:
-------

     6. Please include the undertaking required by Item 512(1) of Regulation 8-K or advise.

RESPONSE:

     The undertaking required by Item 512(1) of Regulation S-K was provided in
Part II of the Registration Statement as Item H under the caption
"Undertakings (Item 17 of Form S-3)".

COMMENT:
-------

     7. Please add a separately captioned section to disclose the affiliations and certain relationships and related transactions or the transaction parties referred to in Item 1119 of Regulation AB.

RESPONSE:

     We have revised the disclosure as requested to add a separately captioned section to disclose the affiliations and certain relationships and related transactions for the transaction parties referred to in Item 1119 of Regulation AB. See page S-125 of the prospectus supplement.

COMMENT:
-------

     8. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

RESPONSE:

     We confirm, on behalf of the Company, that all the material terms in the finalized agreements will be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 7  NEW YORK
SIDLEY


Prospectus Supplement
---------------------

Cover Page
----------

COMMENT:
-------

     9. Please revise your statement to ensure that it accurately reflects the language under Item 1102(d) of Regulation AB. In this regard, please clarify that the securities represent the obligations of the issuing entity, rather than "the trust" and change "us" to "depositor."

RESPONSE:

     We have revised the cover page of the prospectus supplement to reflect the language of Item 1102(d) of Regulation AB and, in this regard, have clarified that the securities represent interests in the issuing entity, rather than "the trust" and have changed "us" to "depositor".


Important Notice About the Information ... page S-4
---------------------------------------------------

COMMENT:
-------

     10. We note your disclosure that if any terms of the certificates described in this prospectus vary from the terms described in the prospectus supplement, you should rely on information provided in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

RESPONSE:

     We have deleted the sentence that suggests that disclosure in the prospectus supplement could vary from disclosure in the base prospectus. See page S-9 of the prospectus supplement.

Summary of the Prospectus Supplement, page S-5
----------------------------------------------

COMMENT:
-------

     11. In addition, please add bracketed language in the prospectus supplement to clarify that you will provide the financial information as outlined in Item 1114(b)(1) and (2) of Regulation AB if the aggregate significance percentage is 10% or more.

RESPONSE:

     We have added the bracketed language that you requested. See page S-209 of the prospectus supplement.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 8  NEW YORK
SIDLEY


COMMENT:
-------

     12. Please confirm that you will file as exhibits any enhancement or support agreements or agreements regarding derivative instruments.

RESPONSE:

     We confirm that the Company intends to file as exhibits any enhancement or support agreements or agreements regarding derivative instruments.

COMMENT:
-------

     13. Please provide a placeholder for a description of the terms of any prefunding or revolving features that may be included in future offerings Your placeholder should confirm that any prefunding or revolving account will comply with Items 1101(c)(2)(ii) and (iii), respectively, and Item 1103(a)(5). In addition, please revise your disclosure at page 73 of the base prospectus accordingly.

RESPONSE:

     We have included the requested placeholders in the prospectus supplement. See pages S-53 and S-94 of the prospectus supplement. We have also revised the referenced disclosure in the base prospectus (see pages 80 and 81 of the base prospectus). However, please note that we have deleted any reference to the use of revolving features in the base prospectus because the Company does not anticipate having such features in the subject securitization transactions.

Other Mortgage Loan Sellers, page S-10
--------------------------------------

COMMENT:
-------

     14. We note your statement in the last full sentence of page S-9 that the "sponsors are also considered mortgage loan sellers." Please use the terminology of Regulation AB. To the extent that this offering contemplates additional sponsors, please identify these parties as sponsors, or tell us why you are using the term "seller", rather than sponsor.

RESPONSE:

     If a person organizes and initiates an asset-backed securities transaction involving offered certificates by selling or transferring assets, either directly or indirectly, including through an affiliate, to the issuing entity, then the Company intends to identify such person as a sponsor with respect to such asset-backed securities transaction.

     The form of prospectus supplement contemplates that the applicable mortgage loan sellers will have certain responsibilities relating to the delivery of constituent documents, and the

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                             PAGE 9  NEW YORK
SIDLEY


making of representations and warranties, with respect to the underlying mortgage loans. The form of prospectus supplement also contemplates that each sponsor would be a mortgage loan seller. However, it is possible that some of the mortgage loan sellers would not, under the applicable circumstances (for example, a general lack of involvement in the organization and initiation of the subject asset-backed securities transaction), constitute a sponsor. In such circumstances, the disclosure of a particular party's obligations may be in its capacity as a mortgage loan seller rather than as a sponsor.

Pass-Through Rate, page S-20
----------------------------

COMMENT:
-------

     15. We encourage you, in an appropriate place, to provide a graphic illustration(s) of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors understand the payment flow on all classes of issued notes. Refer to Item 1103(a)(3)(vi) of Regulation AB.

RESPONSE:

     The asset-backed securities transaction that is the subject of the form of prospectus supplement does not include particularly complex flows of funds, payment priorities or loss allocations. However, please note the table on page S-31 of the prospectus supplement, which relates to the general payment priority, and the table on page S-47 of the prospectus supplement, which relates to the general priority of loss allocations.

Fees and Expenses, page S-33
----------------------------

COMMENT:
-------

     16. Please revise this section to indicate the payment priority of the fees identified. Also, summarize the amount or formula for calculating the fee and identify the source of the fee here, rather than providing a cross-reference. Refer to Item 1103(a)(7).

RESPONSE:

     We have revised the subject section to indicate the payment priority of the fees and expenses identified. See page S-40 through S-44 of the prospectus supplement. In addition, we have summarized the amount of formula for calculating any particular fee and have identified the source of payment for the fee in the subject section, rather than providing a cross-reference.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 10  NEW YORK
SIDLEY


Cross-Collateralized and Cross-Defaulted ... page S-82
------------------------------------------------------

COMMENT:
-------

     17. In the second paragraph of this section you mention certain borrowers' ability to "obtain a release" of the mortgaged properties. Please supplementally explain how this release would work and how it is consistent with the notion of a discrete asset pool.

RESPONSE:

     A borrower could obtain a release of a mortgaged property in a variety of ways, including in connection with: (a) the delivery of a substitute property;
(b) the delivery of defeasance collateral (generally consisting of U.S. treasuries and/or other government securities); (c) the payment of a release price; (d) the satisfaction of specified underwriting criteria, such as achieving a specified loan-to-value ratio and/or debt service coverage ratio, in respect of the remaining real property collateral; and/or (e) the occurrence of a pre-negotiated set of circumstances. However, this should not affect the status of the mortgage pool as a discrete pool of assets because the subject financial obligation has fundamentally remained the same. The terms of any such release would be set forth in the related loan documents at the time the subject mortgage loan is included in the mortgage pool, and the release would be conditioned on what is generally considered a series of pre-negotiated objective criteria. Such a release would be initiated by the underlying mortgage borrower, and none of the Company, the related sponsor, the related issuing entity or any related trustee or servicer will be permitted to have any material discretion with respect to the subject property release. Accordingly, the release of a mortgaged property should not be viewed as a substitution on the part of the Company, a sponsor, the related issuing entity or any other transaction party of one pool asset for another or any management of pool assets on the part of any such person or entity.

The Issuing Entity, page S-109
------------------------------

COMMENT:
-------

     18. Please expand your disclosure to provide a description of expenses incurred in connection with the selection and acquisition of the pool assets payable from offering proceeds or other transaction parties described. Refer to Item 1107(j) of Regulation AB.

RESPONSE:

     The disclosure has been expanded as requested. See page S-122 of the prospectus supplement.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 11  NEW YORK
SIDLEY


[The Sponsors], page S-110
--------------------------

COMMENT:
-------

     19. We note your placeholder for information regarding the "size, composition and growth" of the sponsors' past similar securitizations involving mortgage loans. As it appears that Merrill Lynch Mortgage Lending, Inc., your affiliate, will be a sponsor, please provide in your next amendment your form of disclosure showing how you intend to present this information.

RESPONSE:

     We have revised the disclosure to show how the Company intends to present information regarding the "size, composition and growth" of the sponsors' past similar securitizations involving mortgage loans. See page S-123 of the prospectus supplement.

Other Mortgage Loan Sellers, page S-110
---------------------------------------

COMMENT:
-------

     20. Please note the disclaimer as to the accuracy or completeness of information contained in the prospectus is inappropriate. Please delete this and similar disclaimers in this section and elsewhere as appropriate.

RESPONSE:

     We have deleted the identified disclaimer and similar disclaimers in the subject section and elsewhere in the prospectus supplement.

Master Servicer, page S-110
---------------------------

COMMENT:
-------

     21. Where appropriate, please include a bracketed placeholder for disclosure regarding master servicer and sub-servicer experience, servicing agreements, and back-up servicing arrangements. Please refer to Items 1108(c) and (d) of Regulation AB.

RESPONSE:

     We have modified the current bracketed placeholders for the master servicer, the special servicer and relevant sub-servicers to include references to paragraphs (c) and (d) of Item 1108 of Regulation AB, to the extent material and not otherwise disclosed in the prospectus supplement or the base prospectus. See pages S-123 and S-124 of the prospectus supplement. Please note that some of the disclosure required by paragraphs(c) and (d) of
Item 1108 of Regulation AB involves a description of the terms of the applicable servicing agreement (for

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 12  NEW YORK
SIDLEY


example, Item 1108(c)(1) of Regulation AB), The prospectus supplement includes a section describing the pooling and servicing agreement, in particular servicing provisions thereof. See "The Pooling and Servicing Agreement" in the prospectus supplement. Likewise, the base prospectus includes a discussion of various terms of the pooling and servicing agreement. See "Description of the Governing Documents".

Realization Upon Defaulted Mortgages, page S-134
------------------------------------------------

COMMENT:
-------

     22. Please provide a legal analysis to support how fair value call options meet the requirements under Rule 3a-7 of the Investment Company Act. We are referring you filing to the Division of Investment Management.

RESPONSE:

     An issuer is permitted under Rule 3a-7 of the Investment Company Act to dispose of eligible assets, so long as: (i) the assets are disposed of in accordance with the terms and conditions set forth in the agreements, indentures or other instruments pursuant to which the issuer's securities are issued; (ii) the disposition of the assets does not result in a downgrading in the rating of the issuer's outstanding fixed-income securities; and (iii) the assets are not disposed of for the primary purpose of recognizing gains or decreasing losses resulting from market value changes.

     The fair value call option to which you refer grants to certain specified parties and their assignees a purchase option with respect to defaulted mortgage loans that satisfy the specified default criteria. The related pooling and servicing agreement will set forth the terms and conditions for the fair value option, including the establishment of the fair value price. The subject purchase option is triggered by a default and not by market value changes. A defaulted mortgage loan that satisfies the specified default criteria will be eligible for the fair value option regardless of its market value or the view of future market conditions. Conversely, a non-defaulted mortgage loan, regardless of the potential value thereof based on market conditions, would not be eligible for the fair value option. Consequently, the intended result of the fair value option is to remove a defaulted mortgage loan from the mortgage pool and not to recognize gains or decrease losses resulting from market value changes. The reason for the fair value call option is to provide a potential alternative to lengthy foreclosure proceedings that would prevent the concomitant delay in the trust receiving cash flows on the defaulted mortgage asset as well as potentially limit the expenses the trust incurs with respect to the defaulted mortgage asset.

     The fair value option is not conditioned on any effect that it may have on certificate ratings. However, rating agencies are well aware of the option. It should be viewed as an alternative form of liquidation for a defaulted mortgage loan. The fair value price would (as with any financial investment) presumably take into account, under the applicable circumstances at the time, the anticipated recoveries from the defaulted mortgage loan, the anticipated timing of

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 13  NEW YORK
SIDLEY


those recoveries and a reasonable rate of return in light of the risk to the purchaser. Any adverse effect on ratings resulting from a loss in connection with a fair value price that is less than the full amount due and owing on the defaulted mortgage loan should not be viewed as attributable to the exercise of the fair value option, but rather to the fact that the subject mortgage loan experienced a default and the underlying collateral had declined in value. In general, the party required to determine fair value price would be obligated to obtain an appraisal of the real property collateral. A comparable loss (and any corresponding adverse effect on certificate ratings) would likely have resulted from a foreclosure sale.

     In addition, none of the related issuing entity, the Company, any sponsor or any related servicer or trustee will actively market a defaulted mortgage loan that is the subject of a fair value option or have any ability to require or prevent the acquisition of such defaulted mortgage loan by a purchase option holder. The fair value call does not so much represent a disposition by the issuing entity as a removal of the subject pool asset out of the mortgage pool by a purchase option holder.

Evidence as to Compliance, page S-139
-------------------------------------

COMMENT:
-------

     23. Please revise to clarify that you will provide multiple servicer compliance statements if multiple servicers are involved in an offering, including when specific servicing functions are outsourced to third parties. Refer to Instructions to Items 1122 and 1123 of Regulation AB.

RESPONSE:

     We have revised the disclosure as requested, and the pooling and servicing agreements for the offered certificates will reflect the disclosed contractual obligation.

COMMENT:
-------

     24. Please revise to clarify that you will be using Item 1122 as the basis for your compliance and attestation reports and tell us that you have amended your underlying agreements to make this a contractual obligation.

RESPONSE:

     We have revised the disclosure as requested, and the pooling and servicing agreement for the offered certificates will reflect the disclosed contractual obligation.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 14  NEW YORK
SIDLEY


Fees and Expenses, page S-152
-----------------------------

COMMENT:
-------

     25. Please confirm that the distribution priority of the fees and expenses will be provided. Refer to Item 1113 of Regulation AB.

RESPONSE:

     We confirm that we will disclose the distribution priority of the fees and expenses relative to distributions on the offered certificates.

COMMENT:
-------

     26. Please add this section to the table of contents. Refer to Item 1113(c) of Regulation AB.

RESPONSE:

     We have added this section to the table of contents.

Other Information, page S-175
-----------------------------

COMMENT:
-------

     27. We do not believe that the prospectus contains clear discussion of obligations under Item 1121 of Regulation AB. Although it appears these obligations are set forth in section 4.03 of the Pooling and Servicing Agreement, we believe that this or similar disclosure should be included in the prospectus itself. Please revise the prospectus as appropriate to describe in detail the information that you intend to provide pursuant to Item 1121.

RESPONSE:

     We have revised the prospectus supplement to describe the information that the Company intends to provide pursuant to Item 1121 of Regulation AB. See pages S-188 through S-190 of the prospectus supplement.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 15  NEW YORK
SIDLEY


Description of Swap Agreement, page S-188
-----------------------------------------

COMMENT:
-------

     28. Please provide the form of disclosure that you plan to provide if the significant percentage of the relevant swap is 10% or more, to the extent practicable. Refer to Item 1115(b)(1) and (2) of Regulation AB.

RESPONSE:

     The Company confirms that, if the significance percentage (as calculated in accordance with Item 1115 of Regulation AB) is 10% or more, then it must provide the applicable financial information contemplated by paragraph (b) of
Item 1115 and has added a placeholder for such information in the prospectus supplement. See page S-209 of the prospectus supplement. The Company will work with its accountants and the accountants of the swap provider to establish the applicable formatting.

COMMENT:
-------

     29. In addition, to the extent that other derivatives may be used, please include applicable placeholders for 1115 disclosure.

RESPONSE:

     We have included the relevant placeholders.

Base Prospectus
---------------

General
-------

COMMENT:

     30. Please describe, where appropriate, the method and criteria by which the pool assets were selected for the asset pool. Refer to Item 1111(a)(4) of Regulation AB.

RESPONSE:

     The Company has described in the base prospectus, under the section captioned "The Sponsor", MLML's underwriting standards. Those underwriting standards are the criteria by which MLML underwrites the mortgage loans it originates for securitization. The mortgage loans that will be contributed to any particular asset pool by MLML will be those mortgage loans it has originated for securitization in accordance with its underwriting practices and any other mortgage loans it may have acquired from a third party. If an asset pool will include mortgage loans originated by one or more additional sponsors or other unaffiliated originators, which mortgage loans will constitute 20% or more of the pool assets for the subject asset pool, then the

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 16  NEW YORK
SIDLEY


prospectus supplement for the offered certificates to which that asset pool relates, will contain, as required by Items 1104 and 1110 of Regulation AB, as applicable, descriptions of the underwriting criteria used by such additional sponsor(s) or such other originator(s), which would in each case be expected to be the criteria by which the applicable additional sponsor or originator underwrites the mortgage loans it originates for securitization. Apart from the underwriting process referred to above, there is no other formal methodology or criteria by which MLML determines whether or not a mortgage loan it has originated, or by which the Company determines whether or not a mortgage loan it has acquired, will or will not be included in a particular asset pool.

     Notwithstanding the foregoing, MLML will endeavor to create a diverse asset pool by giving consideration to such factors as the property types that secure the mortgage loans, the principal balances of the mortgage loans, particularly the larger mortgage loans, and the geographic location of the mortgaged properties securing the pool of mortgage loans.

COMMENT:
-------

     31. Please revise the Annexes to provide a detailed description, using bracketed disclosure, as necessary, and with references to Regulation AB where appropriate, of the actual information that you intend to provide regarding the characteristics of the pool.

RESPONSE:

     We have revised Annexes A-1, A-2 and B to the form of prospectus supplement filed as part of the Registration Statement to indicate the mortgage loan information, to the extent applicable to a particular property type, in respect of which the Company intends to provide disclosure.

The Governing Documents, page 4
-------------------------------

COMMENT:
-------

     32. We note your disclosure in the bullets at the bottom and top of pages four and five respectively. Please confirm that the asset pool will not include non-performing assets. Refer to Item 1101(c)(2)(iii) of Regulation AB.

RESPONSE:

     The referenced disclosure refers to mortgage assets that become non-performing after having been included in a securitization transaction contemplated by the Registration Statement. We confirm, on behalf of the Company, that no non-performing assets will be part of the initial asset pool for any series of offered certificates.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 17  NEW YORK
SIDLEY


Characteristics of the Mortgage Assets, page 8
----------------------------------------------

COMMENT:
-------

     33. We note the last paragraph of this section. Please identify the "related mortgage assets and other trust assets" that may underlie the offered certificates.

RESPONSE:

     When references are made in the base prospectus to the "related mortgage assets" that may underlie a series of offered certificates, we are referring to the mortgage loans and/or mortgage-backed securities that will back that series of offered certificates, in which those offered certificates evidence ownership interests. When references are made in the base prospectus to "other trust assets" that may underlie a series of offered certificates we are referring to assets of the type described under "Summary of Prospectus--Characteristics of the Mortgage Assets" in the base prospectus.

The Trust Fund, page 66
-----------------------

COMMENT:
-------

     34. Please describe the sale or transfer of the assets to the trust fund. Refer to Item 1107(h) of Regulation AB.

RESPONSE:

     Each prospectus supplement pursuant to which a class of offered certificates is offered will contain a description of the sale of the mortgage loans by MLML, any additional sponsor and any other mortgage loan seller to the Company pursuant to the related mortgage loan purchase agreement. Similarly, each such prospectus supplement will contain a description of the transfer by the Company to the issuing entity of the mortgage loans that will comprise the related asset pool. These descriptions will contain the information required by Item 1107(h) of Regulation AB. See the section captioned "The Trust Fund--Assignment of the Mortgage Loans" starting on page S-117 of the prospectus supplement. This approach has been taken because the specifics of each transfer of assets may differ in certain respects (such as repurchase triggers etc.) with respect to each shelf takedown.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 18  NEW YORK
SIDLEY


     Issuing Entities, page 66
     -------------------------

     COMMENT:
     -------

     35. We note your disclosure in the final three sentences of this section. It is unclear to us whether you contemplate the possibility of a series trust structure. Please confirm and revise your disclosure to clarify that you do not plan to use a series trust structure and that separate and unrelated transactions are not occurring in the same asset pool. Refer to Item 1101(c)(2)(ii) of Regulation AB.

RESPONSE:

     We have deleted the last three sentences of the section referred to in your comment 35 above.

     We confirm that we do not intend to use a series trust structure. No transaction other than the issuance of the subject series of certificates will occur with respect to the assets in the subject pool.

COMMENT:
-------

     36. In addition, please confirm that no single issuing entity will engage in multiple issuances.

RESPONSE:

     We confirm that no single issuing entity will engage in multiple issuances.

Description of the Trust Assets, page 66
----------------------------------------

COMMENT:
-------

     37. We note the second full paragraph in this section. You state that you "may include in the trust fund with respect to any series of offered certificates other asset classes." You must specify in the base prospectus each asset type that may be included in the offering. Please revise your disclosure accordingly.

RESPONSE:

     We have revised the disclosure in the base prospectus to identify as other asset classes loans secured by equipment or inventory that are located on a mortgaged property that secures a mortgage loan that will be included in an asset pool for a securitization transaction.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 19  NEW YORK
SIDLEY


COMMENT:
-------

     38. Please revise to disclose how you intend to meet your registration, disclosure and prospectus delivery obligations under Securities Act Rule 190 for mortgage participations and mortgage-backed securities of affiliates included in the asset pool.

RESPONSE:

     We have revised the base prospectus to disclose how we intend to meet the registration, disclosure and prospectus delivery obligations under Securities Act Rule 190. See page 78 of the base prospectus.

Loan Combinations, page 70
--------------------------

COMMENT:

     39. Please provide us with your analysis as to why a loan combination is consistent with the principle of a discrete asset pool. Refer to Item 1101(c) of Regulation AB.

RESPONSE:

     Each mortgage loan in a loan combination will be an obligation of the related borrower that is evidenced by a promissory note that is separate and distinct from the promissory note evidencing any other loan in the related loan combination. The relationship between the mortgage loans constituting a loan combination is analogous in some ways to that between separate first and second mortgage loans that are each secured by the same mortgaged real property.

     The Commission states in the Adopting Release that "the existence of the "discrete" requirement is to prevent a level of portfolio management that is not contemplated by the definition of "asset-backed security" or consistent with this registration and reporting regime. In addition, the lack of a "discrete" requirement would make it difficult for an investor to make an informed investment decision when the composition of the pool is unknown or could change over time."

     We do not believe that the concerns expressed by the Commission as described above are applicable in the context of a loan combination as the loans comprising a loan combination, including the mortgage loan in such loan combination that will be included in an asset pool, will not be subject to any kind of asset management of the nature the Commission was concerned about. Any mortgage loan that is part of a loan combination will be treated like, and serviced in a manner similar to, any other mortgage loan in the trust that is not part of a loan combination. The related trust will consist of a fixed pool of mortgage loans, including any mortgage loan that is part of a loan combination, that by their terms will convert into cash within a finite time period.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 20  NEW YORK
SIDLEY


Mortgage Loan Information, page 70
----------------------------------

COMMENT:

     40. Please revise the supplement or Annex to provide your proposed form of disclosure (for instance, a chart or table) for mortgage loan information. Your disclosure should include fields for each of the items required by 1111(b) for which you intend to provide disclosure.

RESPONSE:

     We have revised Annexes A-1, A-2 and B to the form of prospectus supplement filed as part of the Registration Statement to indicate the mortgage loan information, to the extent applicable to a particular property type, in respect of which the Company intends to provide disclosure. However, information required by Items 1111(b)(9)(i)(E), 1111(b)(10), 1111(b)(12) and
1111(b)(13) of Regulation AB will be included in the main text of the prospectus supplement. See, for example, pages S-92, S-96, S-97, S-109, S-117 and S-123 of the prospectus supplement. Furthermore, the information contemplated by item 1109(b)(9)(ii) of Regulation AB for a mortgage loan representing 10% or more of an asset pool (by balance) would be included as part of a loan-specific summary description on Annex B. The actual summary description may vary, however, depending on the particular mortgage loan and the related real property collateral.

Credit Support, page 74
-----------------------

COMMENT:

     41. Please delete "other agreements" as it relates to interest rate exchange and currency exchange agreements found in the last bullet point. All credit enhancements or derivatives should be described in the base prospectus. Please provide a general description of the any credit derivatives or support agreements in an appropriate place in the base prospectus.

RESPONSE:

     We have deleted the last bullet under the section "Arrangements Providing Reinvestment, Interest Rate and Currency Related Protection" on page 75 of the version of the base prospectus submitted with the initial filing of the Registration Statement. It appears, notwithstanding the heading of your comment number 41 that this is the last bullet you were referring to and not the last bullet under the section titled "Credit Support". Other similar references in the base prospectus have also been deleted. We have also provided general descriptions of the credit derivatives and support agreements referred to in the base prospectus (see page 83 of the base prospectus).

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 21  NEW YORK
SIDLEY


Payments on the Certificates, page 104
--------------------------------------

COMMENT:

     42. We note your disclosure in the third-to-last bullet on this page and elsewhere in this section. Please confirm that you will include in the prospectus summary a brief description under a separate heading of the effects of relevant liquidation or amortization trigger events on the offering. Consider providing bracketed disclosure in the prospectus supplement in your next amendment.

RESPONSE:

     We confirm that we will include in the summary of the prospectus supplement a brief description of the effects of any relevant liquidation, amortization or payment trigger events on the offered certificates. See page S-39 of the prospectus supplement for sample disclosure.

Payments of Interest, page 105
------------------------------

COMMENT:

     43. We note that the floating mortgage interest rates on the mortgage loans may be based on one or more indices. Please note that the only indices permitted under the definition of an asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to
Section III.A.2. of the Adopting Release for Regulation AB (Release Nos. 33-8518; 34-50905). Confirm your understanding and revise the prospectus as necessary, providing a list of the different indices that will be used in an appropriate place in the base prospectus.

RESPONSE:

     We understand that the only indices permitted under the definition of asset-backed security in Regulation AB are indices similar to those involved in an interest rate swap or a currency swap. We respectfully submit that the Company is unable at this time to predict exactly which indices it might seek to use in the future. However, we have provided in the base prospectus general descriptions of the kinds of indices the Company might seek to use. As we have confirmed in the first sentence of this response, any indices the Company uses will be similar to those involved in an interest rate swap or a currency swap.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 22  NEW YORK
SIDLEY


     Termination and Redemption, page 110
     ------------------------------------

     COMMENT:

     44. It appears that the notes may be redeemable by their holders. Please provide us your analysis regarding this under Rule 3a-7 of the Investment Company Act.

RESPONSE:

     Please note that we have revised page 121 of the base prospectus to reflect in more detail how any right of a certificateholder to exchange certificates for mortgage assets will work. For ease of reference, we have set forth that revised description (to which we have added some defined terms for ease of reference in this response) below.

          If we so specify in the related prospectus supplement, following the date on which the total principal balances of the offered certificates are reduced to zero, if all of the remaining certificates (but excluding any class of certificates evidencing a residual interest in a REMIC) are held by the same certificateholder, that certificateholder [(the "Sole Certificateholder")] will be entitled to exchange [(such exchange, a "Sole Certificateholder Exchange")] all of the remaining certificates for all of the mortgage assets underlying that series, thereby effecting the early termination of the related trust. We will describe in the related prospectus supplement the specific circumstances under which that exchange may occur.

     We do not believe that any right of a Sole Certificateholder to exchange its certificates for all the mortgage loans underlying the related series, as described above and on page 121 of the base prospectus, would render the classes of certificates which would have to be held by a certificateholder in order to become the Sole Certificateholder "redeemable securities" within the meaning of Section 2(a)(32) of the Investment Company Act, as discussed below, either under the literal wording of the Investment Company Act's definition or under the relevant no-action letters issued by the Commission. It should also be noted that in virtually every instance, the Sole Certificateholder would be an entity that purchased non-publicly offered classes of certificates ("Privately Offered Certificates") of the same series of certificates as the subject publicly offered certificates and, by virtue of the restrictions placed on the buyers of Privately Offered Certificates would be "qualified institutional buyers" within the meaning of Rule 144A under the Securities Act or "accredited investors" within the meaning of paragraphs (1), (2), (3) and
(7) of Rule 501(a) of Regulation D of the Securities Act and entities in which all of the equity owners come within those paragraphs.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 23  NEW YORK
SIDLEY


     Under Section 2(a)(32) of the Investment Company Act, "redeemable security" means any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer, is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer's current net assets, or the cash equivalent thereof".

     As described above, a Sole Certificateholder Exchange will involve the Sole Certificateholder, who by virtue of its ownership of all the remaining classes of certificates after the total principal balances of the publicly offered certificates are reduced to zero, will have the right to exchange all of the certificates for all the mortgage assets in the related trust, and thereby effect the termination of the related trust. This, we believe is distinguishable from a right of a security holder to receive its proportionate share of an issuer's current net assets since in the context of a Sole Certificateholder Exchange, the Sole Certificateholder is effectively the economic owner of all the assets underlying the related trust and not simply the owner of one or more securities that have a redemption right of the nature contemplated in Section 2(a)(32) of the 1940 Act.

     Additionally, we believe that a review of the materially relevant no-action letters discussing the issuance of redeemable securities under Rule 3a-7 (the most recent of which we believe was issued in 1998), including the seminal Brown & Wood no-action letter (publicly available February 24, 1994) (the "Brown & Wood Letter") supports our belief as stated in the third preceding paragraph. Specifically, we have reviewed the eight factors (which we repeat verbatim from the Brown & Wood Letter) set forth in the Brown & Wood Letter in light of the Sole Certificateholder Exchange and our conclusions are set forth below.

     (1) Whether an Investor's Withdrawal Right is Conditional or Absolute. The right of a Sole Certificateholder is not an absolute right and is conditioned on a certificateholder acquiring all of the outstanding classes of certificates (other than certain non-economic classes) after all the publicly offered classes that have principal balances have been paid down to zero.

     (2) Whether the Issuer Offers the Matching Securities for Sale to Investors at the Same Time or at Different Times. The certificates of a particular series of certificates will be offered during the same general period and be sold to investors who have agreed to purchase on the closing date for the transaction.

     (3) Whether and How Often the Issuer Sponsors Activities (such as Auctions and Mandatory Tender Features) Designed to Facilitate an Investor's Ability to Acquire the Matching Security or Securities and Present Them for Withdrawal. The Company does not intend to sponsor activities to facilitate a certificateholder's ability to implement a Sole Certificateholder Exchange.

     (4) Whether the Amount of Portfolio Securities that an Investor Can Withdraw from the Program at Any One Time is Limited or Unlimited. The amount of mortgage assets

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 24  NEW YORK
SIDLEY


that a Sole Certificateholder will be entitled to receive in a Sole Certificateholder Exchange will be equal to all the mortgage assets remaining in the related trust.

     (5) How Often an Investor Can Withdraw Portfolio Securities from the Program. The right of a Sole Certificateholder to implement a Sole Certificateholder Exchange will be exercisable once as the related trust will be terminated following its exercise.

     (6) Whether or Not there is a Holding Period Requirement. Any holder of Privately Offered Certificates wishing to implement a Sole Certificateholder Exchange would have to wait until the principal balances of all the publicly-offered classes of certificates had been paid down, which period--absent an unusually rapid rate of prepayments on the underlying mortgage assets (which would result in a more rapid reduction of the principal balances of the publicly-offered certificates)--would be several years long (often as much as 10 years).

     (7) The Denomination of the Securities and the Minimum Amount Needed to Withdraw Portfolio Securities. The Privately Offered Certificates are usually issued in minimum denominations of $100,000. In order to effect a Sole Certificateholder Exchange, as discussed above, a Certificateholder would have to acquire Privately Offered Certificates that will, in almost all cases, exceed $100 million.

     (8) How the Withdrawal Right Feature is Presented to Investors. Any rights of a Sole Certificateholder to implement a Sole Certificateholder Exchange is presented on the issue date of the related series of certificates and described in the prospectus supplement prepared in connection with the subject offering.

Overcollateralization, page 116
-------------------------------

COMMENT:

     45. We note the last sentence of this section. Please specify the "additional assets" that may be added to the asset pool and discuss the circumstances under which they may be added.

RESPONSE:

     We have deleted the last sentence of this section.

Reserve Funds, page 117
-----------------------

COMMENT:

     46. We note that the reserve funds may include permitted investments. Please disclose here what the "permitted investments" might be.

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 25  NEW YORK
SIDLEY


RESPONSE:

     We have added a definition of "Permitted Investments" to the glossary contained in the base prospectus and capitalized the reference to that term. See the definition of "Permitted Investments" in the glossary contained in the base prospectus.

Pooling and Servicing Agreement
-------------------------------

COMMENT:

Exhibit A, page A-1-4
---------------------

     47. Please supplementally explain the exchange right mentioned in the first full paragraph of this page. If necessary, please provide your analysis under Rule 3a-7 of the Investment Company Act.

RESPONSE:

     The exchange right is the same as the Sole Certificateholder Exchange discussed in the response to comment 44 above. Our analysis under Rule 3a-7 of the Investment Company Act is discussed in our response to comment 44.



                                   * * * * *

                         MR. DANIEL H. MORRIS AND MS. SUSAN C. BLOCK
                                  SECURITIES AND EXCHANGE COMMISSION
SIDLEY AUSTIN LLP                                  FEBRUARY 17, 2006
-----------------                                            PAGE 26  NEW YORK
SIDLEY


     Please feel free to contact me at any time if I can provide additional information, or to discuss the Registration Statement further. You can reach me at (212) 839-5869.


                                    Sincerely,


                                    /s/ Bola O. Oloko
                                    --------------------
                                    Bola O. Oloko, Esq.


cc:  Michael McGovern, Esq.
     Robert Denicola, Esq.
     David Rodgers
     William J. Cullen, Esq.